UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $6.10 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated August 3, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016, as amended. The Offer to Purchase and the Amended Form of Letter of Transmittal are filed as Exhibits (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer:”

“On August 13, 2016, Mill Road submitted to the Company an unsolicited written indication of interest to acquire all of the Company’s outstanding shares of Common Stock for $6.50 per share in cash, on terms materially identical to the July 28 Mill Road Proposal, other than the increased price per share and an increased termination fee of approximately $7.1 million (the “August 13 Mill Road Proposal”).

Later that day, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the August 13 Mill Road Proposal. The Strategic Transactions Committee discussed the terms of the August 13 Mill Road Proposal, as well as the relative timing of the proposed transactions with Parent and Mill Road, the potential risks associated with a delay in a proposed transaction with Mill Road relative to the current proposed transaction with Parent, the required payment of the $6.6 million termination fee to Parent under the Merger Agreement if the Company were to terminate the Merger Agreement to enter into a Superior Proposal (as defined in the Merger Agreement), and the terms of the equity and debt commitments presented by Mill Road as part of the August 13 Mill Road Proposal. However, the Strategic Transactions Committee also noted that Mill Road orally stated that it had not yet obtained approval from its debt financing sources and was not currently prepared to provide executed signature pages to be held in escrow pending a final determination of the Company Board. After deliberations, the Strategic Transactions Committee determined that the August 13 Mill Road Proposal was reasonably likely to lead to a Superior Proposal, and directed representatives from PJSC and Latham to seek to obtain those remaining items from Mill Road, and to negotiate to have Mill Road pay for the $6.6 million termination fee payable under the Merger Agreement if the Company were to terminate the Merger Agreement to enter into a transaction with Mill Road.

On August 14, 2016, Mill Road rescinded the August 13 Mill Road Proposal, and provided to the Company a revised indication of interest to acquire all of the Company’s outstanding shares of Common Stock, which lowered the price to $6.25 per share from $6.50 per share in cash, and on terms materially identical to the August 13 Mill Road Proposal, other than the decreased price per share and a revised termination fee of approximately $6.8 million (the “August 14 Mill Road Proposal”). Mill Road informed the Company that it had still not obtained approval from its debt financing sources and was not currently prepared to provide executed signature pages to be held in escrow pending a final determination of the Company Board. Mill Road also communicated that it would be unwilling to pay the $6.6 million termination fee payable under the Merger Agreement if the Company were to terminate the Merger Agreement to enter into a transaction with Mill Road.

Later that day, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the August 14 Mill Road Proposal. The Strategic Transactions Committee discussed the terms of the August 14 Mill Road Proposal, including the speed and magnitude of Mill Road’s reduction in price, and the size of the $0.15 premium relative to the Offer Price. The Strategic Transactions Committee also noted that Mill Road still had not obtained approval from its debt financing sources and was not currently prepared to provide executed signature pages to be held in escrow pending a final determination of the Company Board. The Strategic Transactions Committee also noted Mill Road’s unwillingness to pay the $6.6 million termination fee that would become payable by the Company pursuant to the Merger Agreement, which represented potential exposure to the Company that was greater than the additional consideration of the price premium proposed by Mill Road. The Strategic Transactions Committee also discussed the Company’s negotiating history with Mill Road to date, and the significant delay and risk to closing inherent in terminating the existing transaction with Parent related to the proposed transaction with Mill Road. After deliberations and confirming Mill Road’s lower offer price in the August 14 Mill Road Proposal, the Strategic Transactions Committee determined that the August 14 Mill Road Proposal was not reasonably likely to lead to a Superior Proposal. As a result of that determination, pursuant to the terms of the Merger Agreement, the Company was obligated to cease its discussions and negotiations with Mill Road.

On August 15, 2016, the Company issued a press release announcing the receipt of the August 13 Mill Road Proposal and the August 14 Mill Road Proposal, the determination of the Strategic Transactions Committee that the August 14 Mill Road Proposal was not reasonably likely to lead to a Superior Proposal and confirmation that the Company Board continues to recommend the Offer and the Merger.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(20)	Press Release issued by the Company, dated August 15, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: August 15, 2016